UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Airbnb, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Titles of Class of Securities)

009066101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 009066101		Page 2 of 17

1.	NAMES OF REPORTING PERSON SLP Constellation Aggregator II, L.P
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 5,026,804*
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 5,026,804*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,026,804*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.67%†
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 4.
†	See Item 4.

Schedule 13G
CUSIP No. 009066101		Page 3 of 17

1.	NAMES OF REPORTING PERSON SLP V Aggregator GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 5,026,804*
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 5,026,804*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,026,804*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.67%†
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4.
†	See Item 4.

Schedule 13G
CUSIP No. 009066101		Page 4 of 17

1.	NAMES OF REPORTING PERSON Silver Lake Partners V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 1,482,150*
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 1,482,150*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,482,150*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.43%†
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 4.
†	See Item 4.

Schedule 13G
CUSIP No. 009066101		Page 5 of 17

1.	NAMES OF REPORTING PERSON Silver Lake Technology Investors V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 17,850 *
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 17,850 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,850 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .02%†
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 4.
†	See Item 4.

Schedule 13G
CUSIP No. 009066101		Page 6 of 17

1.	NAMES OF REPORTING PERSON Silver Lake Technology Associates V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 6,526,804*
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 6,526,804*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,526,804*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.06%†
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 4.
†	See Item 4.

Schedule 13G
CUSIP No. 009066101		Page 7 of 17

1.	NAMES OF REPORTING PERSON SLTA V (GP), L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 6,526,804*
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 6,526,804*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,526,804*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.06%†
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4.
†	See Item 4.

Schedule 13G
CUSIP No. 009066101		Page 8 of 17

1.	NAMES OF REPORTING PERSON Silver Lake Group, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 6,526,804*
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 6,526,804*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,526,804*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.06%†
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4.
†	See Item 4.

Schedule 13G
CUSIP No. 009066101		Page 9 of 17

Item 1(a). Name of Issuer:

Airbnb, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

888 Brannan Street

San Francisco, California 94103

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by SLP Constellation Aggregator II, L.P., a Delaware limited partnership (“SLP Constellation II”), SLP V Aggregator GP, L.L.C., a Delaware limited liability company (“SLP V Aggregator”), Silver Lake Partners V, L.P., a Delaware limited partnership (“SLP V”), Silver Lake Technology Investors V, L.P., a Delaware limited partnership (“SLTI V”), Silver Lake Technology Associates V, L.P., a Delaware limited partnership (“SLTA V”), SLTA V (GP), L.L.C., a Delaware limited liability company (“SLTA V GP”), and Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 1.

SLP Constellation II directly holds 1,059,408 shares of Class A common stock (“Class A Common Stock”) and warrants to purchase an additional 3,967,396 shares of Class A Common Stock that are exercisable within 60 days as of December 31, 2020. SLP V directly holds 1,482,150 shares of Class A Common Stock and SLTI V directly holds 17,850 shares of Class A Common Stock. The general partner of SLP Constellation II is SLP V Aggregator, and the managing member of SLP V Aggregator is SLTA V. The general partner of SLP V and SLTI V is SLTA V. The general partner of SLTA V is SLTA V GP and the managing member of SLTA V GP is SLG.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d). Titles of Classes of Securities:

Class A common stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

009066101

Schedule 13G
CUSIP No. 009066101		Page 10 of 17

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	a broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	a bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	an insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	an investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	an employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	a saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	a non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	a group in accordance with Rule 13-1(b)9ii)(J).

	☒	Not applicable.

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)	Amount Beneficially Owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G incorporated by reference in its entirety into this Item 4.

SLP Constellation II directly holds 1,059,408 shares of Class A Common Stock and warrants to purchase an additional 3,967,396 shares of Class A Common Stock that are exercisable within 60 days as of December 31, 2020. SLP V directly holds 1,482,150 shares of Class A Common Stock and SLTI V directly holds 17,850 shares of Class A Common Stock. The Reporting Persons may be deemed to beneficially own an aggregate of 6,526,804 shares of the Issuer’s Class A Common Stock (including 3,967,396 shares of Class A Common Stock issuable upon exercise of the warrants), representing approximately 6.06% of the issued and outstanding shares of the Issuer’s Class A Common Stock. This percentage of beneficial ownership is based on 107,649,944 shares of Class A Common Stock. The Class A Common Stock total is calculated by adding the reported amount of shares to be outstanding in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 11, 2020, and the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2020, after giving effect to the completion of the offering and the full exercise of the underwriters option, as described therein, to the shares that would be acquired if the warrants held by the Reporting Persons were fully exercised.

The shares of Class A Common Stock beneficially owned represent approximately 1.08% of the total common stock of the Issuer, representing approximately .07% of the total voting power of all common stock. These percentages of beneficial ownership are based on 606,415,647 total shares of common stock, including 107,649,944 shares of Class A Common Stock, 489,565,703 shares of Class B Common Stock and 9,200,000 shares of Class H Common Stock. The total for Class A stock is calculated by adding the reported amount of shares to be outstanding in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 11, 2020, and the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2020, after giving effect to the completion of the offering and the full exercise of the underwriters option, as described therein, to the shares that would be acquired if the warrants held by the Reporting Persons were fully exercised.

Schedule 13G
CUSIP No. 009066101		Page 11 of 17

(b)	Percent of Class:

See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Items 2(a) and 4 above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

Schedule 13G
CUSIP No. 009066101		Page 12 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

SLP CONSTELLATION AGGREGATOR II, L.P.

By:	SLP V Aggregator GP, L.L.C.
Its:	General Partner

By:	Silver Lake Technology Associates V, L.P.
Its:	Managing Member

By:	SLTA V (GP), L.L.C.
Its:	General Partner

By:	Silver Lake Group, L.L.C.
Its:	Managing Member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP V Aggregator GP, L.L.C.

By:	Silver Lake Technology Associates V, L.P.
Its:	Managing Member

By:	SLTA V (GP), L.L.C.
Its:	General Partner

By:	Silver Lake Group, L.L.C.
Its:	Managing Member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Partners V, L.P.

By:	Silver Lake Technology Associates V, L.P.
Its:	Managing Member

By:	SLTA V (GP), L.L.C.
Its:	General Partner

By:	Silver Lake Group, L.L.C.
Its:	Managing Member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Schedule 13G
CUSIP No. 009066101		Page 13 of 17

Silver Lake Technology Investors V, L.P.

By:	Silver Lake Technology Associates V, L.P.
Its:	Managing Member

By:	SLTA V (GP), L.L.C.
Its:	General Partner

By:	Silver Lake Group, L.L.C.
Its:	Managing Member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Associates V, L.P.

By:	SLTA V (GP), L.L.C.
Its:	General Partner

By:	Silver Lake Group, L.L.C.
Its:	Managing Member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA V (GP), L.L.C.

By:	Silver Lake Group, L.L.C.
Its:	Managing Member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Schedule 13G
CUSIP No. 009066101		Page 14 of 17

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.